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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLIC COMPANY

CNPJ Nº 07.689.002/0001-89

NIRE 35.300.325.761

MATERIAL FACT

Embraer S.A. (“Embraer”) informs its shareholders and the market in general that the transaction between Embraer, its subsidiary Embraer Aircraft Holding, Inc. and Nidec Motor Corporation in connection with the joint venture through the formation of Nidec Aerospace, LLC, as disclosed in the Material Fact of June 17, 2023, was successfully completed on this date, following the satisfaction of all required conditions precedents, including the necessary antitrust approvals, for the closing.

As of this date, the newly established entity, Nidec Aerospace, LLC, will commence its operations focused on the development and manufacture of electric propulsion systems for aeronautical usage, including for vertical take-off and landing vehicles (“eVTOL”) and fixed-wing aircraft.

São José dos Campos, October 5, 2023.

Antonio Carlos Garcia
Executive Vice-President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations